SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


               Southern New England Telecommunications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $1.00 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    84348510
                      ------------------------------------
                                 (CUSIP Number)


                                 Wayne A. Wirtz
                             SBC Communications Inc.
                                175 East Houston
                            San Antonio, Texas 78205
                                 (210) 351-3736
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 4, 1998
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 84348510
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     SBC Communications Inc.; I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    13,266,587*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      13,266,587*
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,266,587*
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [ X ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------
* The shares of common stock, par value $1.00 per share ("SNET Common Stock"), of Southern New England Telecommunications Corporation ("SNET") covered by this item are purchasable by SBC Communications Inc. ("SBC") upon exercise of an option granted to SBC on January 4, 1998, and described in Item 4 of this Statement. Prior to the exercise of the option, SBC is not entitled to any rights as a shareholder of SNET as to the shares of SNET Common Stock covered by the option. The option may be only exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. SBC disclaims any beneficial ownership of the shares of SNET Common Stock which are purchasable by SBC upon exercise of the option, because the option is exercisable only in the circumstances referred to in
    Item 4 below, none of which has occurred as of this date. If the option were exercised, SBC would have the sole right to vote or to dispose of the shares of SNET Common Stock issued as a result of such exercise.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
               SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share ("SNET Common Stock"), of Southern New England Telecommunications Corporation, a Connecticut corporation ("SNET"). The principal executive offices of SNET are located at 227 Church Street, New Haven, Connecticut 06510.

Item 2.  Identity and Background.

         This Statement is being filed by SBC Communications Inc., a Delaware corporation ("SBC"). The principal business address of SBC is 175 East Houston, San Antonio, Texas 78205. SBC is a communications holding company whose subsidiaries are engaged principally in communications.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory directors and executive officers of SBC is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in
Schedule I hereto is a citizen of the United States.

         (d)-(e) During the last five years, neither SBC nor, to the knowledge of SBC, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), SBC will have the right, upon the occurrence of certain events specified therein, to purchase up to 13,266,587 shares of SNET Common Stock (subject to possible adjustment as provided in the Stock Option Agreement) at a price per share in cash equal to $65.00. If SBC purchases SNET Common Stock pursuant to the Stock Option Agreement, SBC anticipates that the funds to finance such purchase would come from SBC's working capital and funds available for investment.

Item 4.  Purpose of the Transaction.

         (a)-(j) On January 4, 1998, SNET, SBC and SBC (CT), Inc. ("Merger Sub"), a Connecticut corporation and a wholly-owned subsidiary of SBC, entered into the Agreement and Plan of Merger, dated as of January 4, 1998 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into SNET (the "Merger") with SNET being the corporation surviving the Merger.

         Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of SNET Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of SNET Common Stock that are owned by SBC, Merger Sub or SNET, in each case not held on behalf of third parties, shares of SNET Common Stock ("Dissenters' Shares") that are owned by shareowners who satisfy all of the requirements to demand payment for such shares in accordance with Sections 33-855 through 33-872 of the Connecticut Business Corporation Act ("CBCA") (collectively, "Excluded Company Shares")), will be converted into 0.8784 of a share of common stock, par value $1.00 per share, of SBC ("SBC Common Stock"). The Merger Agreement also provides (i) that each share of SNET Common Stock issued and outstanding immediately prior to the Effective Time and owned directly by SBC, Merger Sub or SNET (other than shares held for third parties) will be canceled and retired without payment of any consideration therefor, and (ii) Dissenters' Shares will be cancelled and retired at the Effective Time and paid for in accordance with Section 33- 865 of the CBCA. At the Effective Time SNET will become a wholly-owned subsidiary of SBC. The Merger Agreement provides that SNET (as the corporation surviving the Merger) will use its best efforts to cause the shares of SNET Common Stock to be de-listed from the New York Stock Exchange and the Pacific Exchange and de-registered under the Securities Exchange Act of 1934, as amended, as soon as practicable following the Effective Time.

         Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of shares of SNET Common Stock and (ii) various regulatory conditions.

         Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of SNET as in effect immediately prior to the Effective Time will be amended as contemplated by the Merger Agreement, and such certificate of incorporation and by-laws, as so amended, will be the certificate of incorporation (the "Charter") and by-laws (the "By-Laws") of SNET as the corporation surviving the Merger, and (ii) the directors and officers of Merger Sub at the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of SNET until their successors have been duly elected or appointed and have qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

         The Merger Agreement provides that at the Effective Time one of the directors of SNET will be appointed to the board of directors of SBC. In addition, the Merger Agreement contains certain customary restrictions on the conduct of the business of SNET pending the Merger, including certain customary restrictions relating to SNET Common Stock.

         Further, pursuant to the Merger Agreement, SNET is obligated to coordinate with SBC the declaration, setting of record dates and payment dates of dividends on SNET Common Stock so that holders of SNET Common Stock will not receive dividends on both SNET Common Stock and SBC Common Stock to be received in the Merger in respect of any calendar quarter or fail to receive a dividend on either SNET Common Stock or SBC Common Stock in the Merger in respect of any calendar quarter. In addition, SNET has agreed, in the Merger Agreement, that after the date of the Merger Agreement and prior to the Effective Time, not to declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock, other than per share regular quarterly cash dividends not in excess of $0.44 per share of SNET Common Stock.

         The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

         Concurrent with the execution of the Merger Agreement, SBC and SNET also entered into a Stock Option Agreement, dated as of January 4, 1998 (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Stock Option Agreement, SNET granted SBC an unconditional, irrevocable option (the "Option") to purchase, subject to the terms thereof, up to 13,266,587 (subject to possible adjustment as provided therein) fully paid and nonassessable shares of SNET Common Stock at a price per share in cash equal to $65.00 (the "Option Price"). The Stock Option Agreement provides that SBC may exercise the Option in whole or in part, by delivering a written notice thereof (in accordance with the terms of the Stock Option Agreement) within 90 days following the occurrence of a Triggering Event (as defined below), unless prior to such Triggering Event the Effective Time has occurred. The Option will terminate upon either (i) the occurrence of the Effective Time or (ii) the close of business on the earlier of
(x) the day 90 days after the date that SBC becomes entitled to receive the Termination Fee (as defined in the Merger Agreement) and (y) the date that SBC is no longer potentially entitled to receive the Termination Fee, in each case under the Merger Agreement.

         For purposes of the Stock Option Agreement, a "Triggering Event" will be deemed to have occurred if the Merger Agreement is terminated and SBC then or thereafter becomes entitled to receive the Termination Fee pursuant to Section
8.5 (b) of the Merger Agreement.

         Pursuant to the Stock Option Agreement, if SBC is entitled to and wishes to exercise the Option, it has agreed to send SNET a written notice (the date of which is referred to as the "Notice Date") specifying (i) the total number of shares of SNET Common Stock that it will purchase pursuant to such exercise and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (a "Closing"). However, the Stock Option Agreement provides that if a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or prior notification to or approval of the Federal Communications Corporation, the Connecticut Department of Public Utility Control or any other regulatory authority is required in connection with such purchase, SBC or SNET, as the case may be, has agreed to promptly after the giving of such notice, file the required notice or application for approval and expeditiously process the same. The period of time referred to in clause (ii) above will commence on the date on which SBC furnishes to SNET a supplemental written notice setting forth the Closing Date, which SBC is required to furnish as promptly as practicable after all required notification periods have expired or been terminated and all required approvals have been obtained and all requisite waiting periods have passed. Each of SBC and SNET has agreed to use all reasonable efforts to cooperate with and provide information to SNET or SBC, as the case may be, for the purpose of any required notice or application for approval.

         The Stock Option Agreement further provides that upon occurrence of a Triggering Event, (i) at the request of SBC, SNET will repurchase the Option in whole or in part, at a price equal to the number of shares of SNET Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as may be designated in the Repurchase Notice (as defined in the Stock Option Agreement)) multiplied by the amount by which the market/offer price (as defined in the Stock Option Agreement) exceeds the Option Price, and (ii) at the request of SBC, SNET will repurchase such number of shares of SNET Common Stock from SBC as SBC designates in the Repurchase Notice at a price equal to the number of shares designated multiplied by the market/offer price.

         In addition, the Stock Option Agreement provides that, notwithstanding any other provision of the Stock Option Agreement, in no event will SBC's Total Profit (as defined below) plus any Termination Fee exceed in the aggregate $175 million and, if it otherwise would exceed such amount, SBC, at its sole election, is required to either (a) reduce the number of shares of SNET Common Stock subject to the Option, (b) deliver to SNET for cancellation Option Shares (as defined in the Stock Option Agreement) previously purchased by SBC, (c) pay cash to SNET, or (d) any combination thereof, so that SBC's actually realized Total Profit plus the Termination Fee so paid to SBC does not exceed $175 million after taking into account the foregoing actions. The Stock Option Agreement defines "Total Profit" to mean the aggregate amount (before tax) of the following: (i) (x) the amount received by SBC pursuant to SNET's repurchase of the Option (or any portion thereof) or any Option Shares, less, in the case of any repurchase of Option Shares, (y) SBC's purchase price for such Option Shares, as the case may be,

(ii) (x) the net cash amounts received by SBC pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) SBC's purchase price of such Option Shares, and (iii) the net cash amounts received by SBC on the transfer of the Option (or any portion thereof) to any unaffiliated party.

         The Stock Option Agreement also provides that notwithstanding any other provision of the Stock Option Agreement to the contrary, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as described below) which, together with any Termination Fee theretofore paid to SBC, would exceed $175 million. As used in the Stock Option Agreement, the term "Notional Total Profit" with respect to any number of shares as to which SBC may propose to exercise the Option will be the Total Profit determined as of the date of such proposal assuming that the Option was exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by SBC and its affiliates as of such date, were sold for cash at the closing market price for SNET Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

         The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Option Agreement attached as Exhibit 2 hereto.

         Except as set forth in this Statement, the Merger Agreement or the Stock Option Agreement, neither SBC or, to the best of SBC's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) By reason of its execution of the Stock Option Agreement, SBC might be deemed to have beneficial ownership of and sole voting and dispositive power with respect to the shares of SNET Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 13,266,587 shares of SNET Common Stock as a result of the Stock Option Agreement. Based on the number of shares of SNET Common Stock subject to the Option, SBC would beneficially own approximately 16.6% of the outstanding SNET Common Stock (based upon the 66,666,268 shares of SNET Common Stock outstanding on December 31, 1997, as represented to SBC by SNET in the Merger Agreement) following exercise of the Option for 13,266,587 shares of SNET Common Stock. However, SBC expressly disclaims any beneficial ownership of the 13,266,587 shares of SNET Common Stock which are obtainable by SBC upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4 above, none of which has occurred as of the date hereof.

         Except for 2,000 shares of SNET Common Stock beneficially owned by Clarence C. Barksdale neither SBC nor, to the best of SBC's knowledge, any of the individuals named in Schedule I hereto, unless otherwise indicated therein, owns any SNET Common Stock. SBC expressly disclaims any beneficial ownership of the shares of SNET Common Stock beneficially owned by Mr. Barksdale which SBC has been informed are held in an IRA.

         (c) Neither SBC nor, to the best of SBC's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in SNET Common Stock during the past 60 days.

         (d) So long as SBC has not purchased SNET Common Stock subject to the Option, SBC does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of SNET Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth in this Statement, neither SBC nor, to the best of SBC's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of SNET, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1 -- Agreement and Plan of Merger, dated as of January 4,
                      1998, among Southern New England Telecommunications Corporation, SBC Communications Inc. and SBC (CT), Inc.

         Exhibit 2 -- Stock Option Agreement, dated as of
                      January 4, 1998, between Southern New
                      England Telecommunications Corporation and
                      SBC Communications Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 13, 1998
                                     SBC COMMUNICATIONS INC.



                                     By: /s/ J.D. Ellis
                                        ---------------------------------------
                                     Name:  J.D. Ellis
                                     Title: Senior Executive Vice President and
                                            General Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SBC COMMUNICATIONS INC.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, advisory directors and executive officers of SBC Communications Inc. ("SBC") is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is SBC Communications Inc., 175 East Houston, San Antonio, TX 78205. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with SBC.

Name and Business                    Present Principal Occupation or Employment
-----------------                    ------------------------------------------

Directors
---------

Edward E. Whitacre, Jr.              Chairman of the Board and Chief Executive Officer

Clarence C. Barksdale                Vice Chairman, Board of Trustees, Washington
                                     University

James E. Barnes                      Chairman of the Board, President and Chief Executive
                                     Officer, MAPCO Inc.

August A. Busch, III                 Chairman of the Board and President, Anheuser-Busch
                                     Companies, Inc.

Ruben R. Cardenas                    Partner, Cardenas, Whitis & Stephen, L.L.P., Attorneys

William P. Clark                     Chief Executive Officer, Clark Company

Martin K. Eby, Jr.                   Chairman of the Board, Martin K. Eby Construction Co.,
                                     Inc.

Herman E. Gallegos                   Independent Management Consultant

Jess T. Hay                          Chairman, HCB Enterprises Inc.

Bobby R. Inman                       United States Navy, Retired

Charles F. Knight                    Chairman and Chief Executive Officer, Emerson Electric
                                     Co.

Mary S. Metz                         Dean, University Extension, University of California
                                     Berkeley

Haskell M. Monroe, Jr.               Dean of Faculties Emeritus and Director of Academic
                                     Development, Texas A&M University

S. Donley Ritchey                    Managing Partner, Alpine Partners




                                       I-1




Richard M. Rosenberg                 Chairman and Chief Executive Officer (Retired),
                                     BankAmerica Corporation

Carlos Slim Helu*                    Chairman of the Board, Grupo Carso, S.A. de C.V.

Patricia P. Upton                    President and Chief Executive Officer, Aromatique, Inc.


Advisory Directors
------------------

Gilbert F. Amelio                    Technologist, Aircraft Ventures, LLC

Jack S. Blanton                      Chairman, Houston Endowment, Inc.

Tom C. Frost                         Chairman of the Board, Cullen/Frost Bankers, Inc.

Toni Rembe                           Partner, Pillsbury Madison & Sutro LLP


Executive Officers
------------------

Edward E. Whitacre, Jr.              Chairman of the Board, President and Chief Executive
                                     Officer

John H. Atterbury                    Senior Vice President-International Operations

Royce S. Caldwell                    President-SBC Operations

Cassandra C. Carr                    Senior Vice President-Human Resources

William E. Dreyer                    Senior Executive Vice President-External Affairs

James D. Ellis                       Senior Executive Vice President and General Counsel

Charles E. Foster                    Group President

James S. Kahan                       Senior Vice President-Corporate Development

Donald E. Kiernan                    Senior Vice President, Treasurer and Chief Financial
                                     Officer

Stanley T. Sigman                    President and Chief Executive Officer -
                                     SBC Wireless




















--------
*   Citizen of Mexico

                               SEC EXHIBIT INDEX


SEC EXHIBIT
  NUMBER            DESCRIPTION
-----------         ------------------------------------------------------------

    2 Agreement and Plan of Merger, dated as of January 4, 1998, among Southern New England Telecommunications Corporation, SBC Communications Inc. and SBC (CT), Inc.

    99 Stock Option Agreement, dated as of January 4, 1998, between Southern New England Telecommunications Corporation and SBC Communications Inc.